VIA FACSIMILE AND U.S. MAIL


November 15, 2005

J. Steven Evans
Vice President/Finance and Chief Accounting Officer
Medsolutions, Inc.
12750 Merit Drive, Park Central VII, Suite 770
Dallas, Texas 75251

	RE:	Form 10-KSB for Fiscal Year Ended December 31, 2004
      Forms 10-QSB for Quarters Ended March 31 and June 30, 2005
      File No. 0-32995

Dear Mr. Evans:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.




Item 2.  Description of Property, page 13

2. You indicated that your landlord gave you approximately $29,000 in the form of an allowance to make improvements to the premises. Please tell us how you accounted for the landlord allowance in your financial statements. Please also tell us how you recorded this transaction in your statement of cash flows in the period that you received the proceeds.

Management`s Discussion and Analysis or Plan of Operation, page 17

Statement of Operations Data, page 17

3. The measure you characterize as EBITDA is adjusted for items other than what its acronym suggests. Please revise the measure that you present to adjust it only for what its acronym suggests or rename the measure. Please refer to Question 14 in the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures.

4. It appears that you use EBITDA as a liquidity measure in your filing. Please present the disclosures required by Item 10(e) of Regulation S-K. In addition, your disclosures should:
* Identify the amount as a non-GAAP liquidity measure;
* Explain why your management believes that this measure provides useful information to investors;
* Provide an equally prominent disclosure of cash flows from operations wherever EBITDA is discussed;
* Provide a reconciliation of EBITDA to cash flow from operations;
and
* Present all three cash flow measures wherever EBITDA is discussed.

Please refer to Item 10(e)(1) of Regulation S-K and Questions 12 and
14 from our FAQ Regarding the Use of Non-GAAP Financial Measures dated
June 13, 2003.

Critical Accounting Policies and Procedures, page 18

5. Please revise your critical accounting policies section to focus on those estimates that are critical to your consolidated financial statements. You should include a discussion of the material assumptions you made in arriving at the critical estimate and also advise an investor of the financial statement impact if actual results differ from your estimates. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:
* Types of assumptions underlying the most significant and subjective estimates;
* Sensitivity of those estimates to deviations of actual results from management`s assumptions; and
* Circumstances that have resulted in revised assumptions in the past.

      Please refer to SEC Releases 33-8098 and 33-8040.

Results of Operations - Year 2004 Compared to 2003, page 18

6. Please tell us the circumstances that resulted in the reversal in fiscal 2004 of employee bonuses that were earned in fiscal 2001. Please tell us how you determined that the amounts should have been adjusted in fiscal 2004 rather than in an earlier period. Please provide support for your conclusions and cite the accounting literature used to support your accounting.

Liquidity and Capital Resources, page 19

Other Liquidity Matters, page 21

7. You indicate that one of your stockholders loaned you a total of
$1,000,000. The note is convertible into common stock at the rate of
$0.75 per share based on the principal and interest outstanding at the time of conversion. Please tell us what consideration you gave to EITF 98-5 considering that all common stock sold for cash during the year was within the range of $1.00 to $1.50 per share.

Financial Statements, page F-i

Consolidated Statements of Cash Flows, page F-6

8. Changes in bank overdraft are appropriately classified as financing activities. You reflect changes in bank overdrafts as operating cash flows in 2004 and 2003. Please tell us how you determined the changes in your bank overdraft represent operating activities. See Section
1300.15 of the AICPA Technical Questions and Answers.

Note 3 - Summary of Significant Accounting Policies, page F-9

Property, Plant & Equipment, page F-9

9. The range of useful lives for your property and equipment of 3 to
20 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Goodwill and Intangible Assets, page F-10

10. Please provide us with additional information to help us understand the appropriateness of your conclusion that goodwill was not impaired as of December 31, 2004, particularly in light of the impairment of the Ameritech customer list, the lack of cash from operations, your accumulated deficit and recurring operating losses.
We also note that you have fully reserved your $7.5 million deferred tax asset. Please provide us with your quantitative goodwill impairment analysis performed in accordance with paragraphs 19-21 of
SFAS 142.  Please explain the basis for any material assumptions.

11. Please disclose when your annual impairment test is performed.

AmeriTech Acquisition, page F-10

12. Since you have not obtained and filed the financials of Ameritech, it appears that your purchase price allocations have not been finalized. Accordingly, it is unclear why the settlement of your note payable was recognized as gain from extinguishment of debt rather than a purchase price adjustment. Please advise.

Revenue Recognition, page F-12

13. You indicate that revenue and associated processing costs from waste management services are recognized at the time medical waste is received and prepared for processing. It is unclear whether you recognize revenue when received or when prepared for processing. Please revise your revenue recognition policy to indicate when revenue is recognized.

Stock-Based Compensation, page F-12

14. Please include the line item for awards of stock-based employee compensation included in the determination of net income as required by paragraph 45(c)(2) of SFAS 123, as amended by SFAS 148.

Environmental Expenditures, page F-15

15. You indicate that environmental expenditures are capitalized if the costs mitigate or prevent future environmental contamination or if the costs improve existing assets` environmental safety or efficiency.
Please tell us the amounts of capitalized environmental assets on your balance sheet for the periods presented. Please also tell us what types of environmental costs you have capitalized recently.

Note 4 -  Acquisition of Certain Assets of Ameritech
Environmental,
Inc. and Bray Medical Waste Service, page F-17

16. You indicate that net assets of $73,297 were acquired in the acquisition of Ameritech Environmental, Inc. Please disclose the amounts of each component of net assets acquired with the acquisition.

17. Please tell us the current status of your audit of AmeriTech.
Please also indicate when you plan to file the required two years of historical financial statements of AmeriTech.

18. In your three acquisitions, you issued shares of your common stock as consideration for the acquisition. The value assigned to your common stock was from $0.75 to $1.00. Given that there is currently no public trading market for your common stock, please tell us and disclose how you determined the market value of your common stock and the assumptions used in determining the assigned value.

Med-Con Solutions, Inc, page F-19

19. Please provide us with your significance analysis for the Med-
Con
Solutions acquisition in accordance with Item 310(c) of Regulation
S-
B.

Note 6 - Income Taxes, page F-21

20. Please disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense
that would result from applying domestic federal statutory rates to
pretax income from continuing operations as required by paragraph
47
of SFAS 109.

Note 11 - Stockholders` Deficiency, page F-26

Stock Issuances, page F-26

21. You indicate that you issued 115,000 shares of common stock to two executives. Please disclose the executives and the amount of shares each executive received. Please also tell us how you accounted for the issuance of these shares. Please provide support for your conclusions and cite the accounting literature used to support the appropriate accounting.

Note 13 - Commitments and Contingencies, page F-29

Litigation, page F-32

22. You state that there are no legal proceedings pending or, to your knowledge, threatened against that will adversely affect your financial condition. Please revise your disclosure to clarify whether you believe such proceedings will adversely affect your results of operations or cash flows.






FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2005

Note 3 - Basis of Presentation and Accounting Policies, page 8

Stock-Based Compensation, page 9

23. You indicate that the options granted during the six months ended
June 30, 2005 had exercise prices of $0.75 and $1.00 and vested immediately. Given that you issued common stock with a value of $1.00 as consideration for the Med-Con acquisition, tell us how you accounted for the options that had an exercise price of $0.75 and disclose the impact on your statement of operations for the three and six months ended June 30, 2005, if applicable.

Item 3. Controls and Procedures, page 25

24. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "...are effective for gathering, analyzing and disclosing the information that
we are required to disclose in the reports we file under the Securities Exchange Act of 1934...are effective in timely alerting them to material information relating...."  This is an incomplete definition of disclosure controls and procedures per Rules 13a-
15(e)
and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in SEC rules and forms.
Please also revise to clarify, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-
15(e) and 15d-15(e).

FORM 8-K/A FILED ON MAY 23, 2005

General

25. Please amend your Form 8-K to comply with the following comments.




Unaudited Condensed Consolidated Balance Sheet, page 13

26. It is not clear whether there are pro forma adjustments related to the condensed consolidated balance sheet. Please disclose whether there are any adjustments included in this balance sheet, preferably using a columnar presentation similar to that used in your pro forma statement of operations. If there are adjustments, each pro forma adjustment should be referenced to a footnote that clearly explains its determination and material assumptions.

Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
page 14

27. Each pro forma adjustment should be referenced to a footnote that clearly explains its determination and material assumptions. Please reference your adjustments to the applicable pro forma financial statement and provide a more robust description of how these adjustments were calculated. Refer to Rule 11.02(b) of Regulation S-
X.

28. Please include a pro forma statement of operations for the fiscal year ended December 31, 2003 in accordance with Item 310(d)(2) of Regulation S-B.

FORM 8-K FILED ON AUGUST 31, 2005

Item 1.01 Entry into a Material Definitive Agreement

29. Please provide us with your significance analysis for the On
Call
Medical Waste Service, Ltd. acquisition in accordance with Item
310(c)
of Regulation S-B.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant, at
(202)
551-3741, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

??

??

??

??

Mr. J. Steven Evans
November 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE